Exhibit 7

FORBEARANCE AGREEMENT

This Forbearance Agreement (the “Forbearance Agreement”) is made between Alan Shortall having an address of xxxxxx (“Borrower”) and Equities First Holdings, LLC, a Delaware limited liability company having a place of business at 10 West Market Street, Suite 3050, Indianapolis, IN 46204 (“EFH” or “Lender”).

WHEREAS, EFH and the Borrower are parties to a Loan and Pledge Agreement dated November 26, 2014 (the “Agreement”);

WHEREAS, pursuant to the terms of the Agreement, EFH lent funds to the Borrower on the terms and conditions more fully set forth in the Agreement;

WHEREAS, pursuant to the Agreement, a Notice of Default was issued to Borrower on September 28, 2015 advising the Borrower that a Valuation Event (as defined in the Agreement) occurred and advising the Borrower of its ability to cure the Valuation Event (the “September 28 Notice”);

WHEREAS, the Borrower wishes to, among other things, extend the cure period, and EFH is willing to accommodate the Borrower as a professional courtesy, and accordingly the parties wish to enter into this Forbearance Agreement.

NOW THEREFORE, in consideration of the mutual covenants and undertakings set forth herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby irrevocably acknowledged, EFH and the Borrower agree as follows:

1. In consideration of the payment of the sum of $1,000 USD (“Forbearance Amount”) payable by Borrower to EFH on the date of execution of this Agreement, EFH agrees that until March 31, 2016 it shall refrain from exercising the rights and remedies under the Agreement that would be triggered as a result of a failure to cure a Valuation Event under the Agreement, and the Agreement shall continue in full force and effect at least until March 31, 2016.

2. In furtherance of the foregoing, the September 28 Notice, is further modified and amended as follows:

A) EFH is now extending the time to cure the Valuation Event to March 31, 2016;

B) The new average pricing dates will be September 29, 2015, September 30, 2015, October 1, 2015, which yields an average price of $0.941 USD ($0.897 USD, $0.980 USD, and $0.946 USD), and which will be used to establish the amount due pursuant to the Valuation Event;

C) The amount due to cure the Valuation Event is $16,600.00 USD (which reflects a credit of the Forbearance Amount). For the avoidance of doubt, the amount due to cure the Valuation Event shall be treated as “additional cash” under Section 8.1(g) of the Agreement.

D) There will be no rescission of the Valuation Event should the price of shares delivered as Pledge Collateral increase prior the payment due date of March 31, 2016.

E) If the Valuation Event is not cured by the payment of agreed sum of $16,600 USD on or before March 31, 2016, the parties agree the Loan shall automatically terminate due to failure to cure the Valuation Event pursuant to the terms of the Agreement.

3. EFH and Borrower agree that, notwithstanding anything in the September 28 Notice or any other communication between the parties, a Valuation Event has occurred that is subject to cure. EFH and Borrower agree that the period for curing a Valuation Event has to date not expired and upon execution of this Forbearance Agreement, the period for curing the Valuation Event is extended until March 31, 2016.

4. EFH and Borrower agree and acknowledge that this Forbearance Agreement comprises an amendment to the Agreement executed in compliance with Section 21 of the Agreement. EFH and the Borrower agree and acknowledge that this Forbearance Agreement contains the entire supplemental agreement between the parties with respect to the amendment of the Agreement and September 28 Notice and no other terms or conditions of the Agreement and September 28 Notice shall be modified, amended or impacted by this Forbearance Agreement.

5. This Forbearance Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Forbearance Agreement to be duly executed as of the day and year written below. It is specifically agreed and understood that this Forbearance Agreement shall not be binding upon the parties until the date it is actually signed by the Lender, and that shall be the effective date of the Agreement.

BORROWER:

By: Signed

Alan D. Shortall
Printed Name

October 2, 2015
Date

LENDER:

By: Signed

Al Christy, Jr.
Printed Name

President
Title

October 5, 2015
Date